FOR IMMEDIATE RELEASE

News

Nasdaq SmallCap - GTIM

September 12, 2007

GOOD TIMES ANNOUNCES THE HIRING OF VP OF FRANCHISE DEVELOPMENT

(GOLDEN, CO) Good Times Restaurants Inc. (GTIM) today announced the hiring of James A. DeBolt as its new Vice President of Franchise Sales and Development effective October 1, 2007. The company said that Mr. DeBolt was most recently Vice President of Franchise Development for Back Yard Burgers responsible for the sale and commitment for over 200 restaurants. He held that position from 2004 to 2007. He also served as Director of Franchise Sales for Taco John's International from 1998 to 2003. Mr. Debolt has also served as the Vice President of Development for the International Franchise Association.

Boyd Hoback, President & CEO said "We are pleased to have Jim join Good Times in a new role for us as we prepare to expand our concept into a regional brand in select Midwestern markets. Jim comes highly recommended, is very well connected in the franchise community and brings a great deal of franchise development experience to bear on our expansion plans."

The company said that it plans to immediately begin a larger franchise expansion strategy with both owner-operator and multi-unit franchisees, moving eastward from its base of operations in Colorado. Mr. Hoback added "We have worked hard to refine our concept, brand position and the store level economic model and have validated that with consistent results in Colorado. We are now ready to accelerate our growth with disciplined expansion with experienced restaurant operators looking for a new opportunity."

Good Times Burgers & Frozen Custard has 54 restaurants, mostly in Colorado serving high quality, 100% all natural Coleman beef burgers, chicken sandwiches, and fresh frozen custard.

This press release contains forward looking statements within the meaning of federal securities laws. The words "intend" "plans" and similar expressions are intended to identify forward looking statements. These statements involve known and unknown risks, which may cause Good Times' actual results to differ materially from results expressed or implied by the forward looking statements. These risks include such factors as the pending and uncertain nature of current expansion and restaurant development plans and the ability to implement those plans, delays in developing and opening new restaurants because of weather, local permitting or other reasons, increased competition, cost increases or shortages in raw food products, and other matters discussed under the "Risk Factors" section of Good Times' Annual Report on Form 10-KSB for the fiscal year ended September 30, 2006 filed with the SEC. Although Good Times may from time to time voluntarily update its forward looking statements, it disclaims any commitment to do so except as required by securities laws.

INVESTOR RELATIONS CONTACTS:

Good Times Restaurants Inc.

Boyd E. Hoback, President and CEO, 303/384-1411

Christi Pennington, Executive Assistant, 303/384-1440